

Roderick DeBerry · 3rd

Co-Founder and President, afocusedpath.com

Memphis, Tennessee, United States · 500+ connections ·

Contact info

afocusedpath.com, I
www.afocusedpath.

LeMoyne-Owen Coll

Experience

Co-Founder and President

afocusedpath.com, Inc. www.afocusedpath.com

Jan 2017 – Present · 4 yrs

Greater Memphis Area

Responsibilities

Develop high quality business strategies and plans ensuring their alignment with short-term
and long-term objectives
Lead and motivate to advance employee engagement develop a high performing managerial
team
Oversee all operations and business activities to ensure they produce the desired results and
are consistent with the overall strategy and mission   ...see mor

President & Managing Partner

ViaSys Technology, Inc.

Jan 2002 – Jan 2018 · 16 yrs 1 mo

Manage and maintain relationships with key partners to ensure that these relationships meet
the strategic objectives for the partner and Simply Hired. Responsible for implementing new
processes and tools to streamline day-to-day affiliate management tasks and proactive
communication with affiliates.   ...see mor

Financial Advisor

Stanford Group Company

Jan 2008 – Feb 2009 · 1 yr 2 mos

Advise clients on financial plans utilizing knowledge of tax and investment strategies, securities, insurance, pension plans, and real estate. Duties include assessing clients' assets, liabilities, cash flow, insurance coverage, tax status, and financial objectives to establish investment strategies. **...see mor**

Education



LeMoyne-Owen College

BBA, Management and Organizational Leadership

1995 – 1996

Skills & endorsements

Business Development · 99+

 Endorsed by **Matthew Walker and 1 other who is highly skilled at this**

Strategic Planning · 99+

 Endorsed by **Charlie Caswell and 19 others who are highly skilled at this**

Process Improvement · 99+

Tamiika H. and 99+ connections have given endorsements for this skill

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